Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE RESTATED CERTIFICATE OF INCORPORATION OF SHARPER IMAGE CORPORATION

Pursuant to Section 242 of the General Corporation Law of the State of Delaware,

SHARPER IMAGE CORPORATION, a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Section (A) of Article IV of the Corporation’s Restated Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

This corporation is authorized to issue two classes of shares to be designated, respectively, “Preferred Stock” and “Common Stock.” The total number of shares which this corporation is authorized to issue is fifty-three million (53,000,000). Three million (3,000,000) shares shall be Preferred Stock and fifty million (50,000,000) shares shall be Common Stock. The Preferred Stock shall have a par value of $.01 per share; the Common Stock shall have a par value of $.01 per share.

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by the President and the Chief Executive Officer of the Corporation on this 6th day of September, 2005.

SHARPER IMAGE CORPORATION

By:	/s/ Richard Thalheimer
Name:	Richard Thalheimer
Title:	Chairman of the Board and Chief Executive Officer